Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Helios and Matheson Analytics Inc. to be filed on or about December 13, 2017 to the incorporation by reference of our report dated August 31, 2016 on our audit of the financial statements of Zone Technologies, Inc. as of December 31, 2015 and for the period then ended included in the Company’s Form 8-K/A, Amendment No. 1, filed September 20, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning Zone Technology, Inc.’s ability to continue as a going concern. We also consent to the reference to our firm under the caption "Experts" in such Registration Statement on Form S-3.

/s/ EISNERAMPER LLP

Fort Lauderdale, Florida

December 11, 2017